UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 2)*

HEALTH ENHANCEMENT PRODUCTS, INC.

 (Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

 (Title of Class of Securities)

958279200

 (CUSIP Number)

HOWARD R. BAER

P.O. Box 14110, Scottsdale, AZ  85267

Tel:  (480) 731-9100

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 March 26, 2007

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐ .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 958279200

1. Names of Reporting Persons:	HOWARD R. BAER
I.R.S. Identification Nos. of above persons (entities only):	N/A

2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3. SEC Use Only:

4. Source of Funds (See Instruction):	00

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6. Citizenship or Place of Organization:	USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power:	10,233,473 Shares
8. Shared Voting Power:	N/A
9. Sole Dispositive Power:	10,233,473 Shares
10. Shared Dispositive Power:	N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person:	10,233,473 Shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13. Percent of Class Represented by Amount in Row (11):	24.32%

14. Type of Reporting Person (See Instructions):	IN

 ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares"), of Health Enhancement Products, Inc., a Nevada Corporation (the "Issuer"), and is being filed by Howard R Baer (the "Reporting Person"). The Issuer's current principal executive offices are located at 7740 E. Evans Road, Suite A101, Scottsdale, AZ  85260.

ITEM 2. IDENTITY AND BACKGROUND

(a) Name. The name of the Reporting Person is Howard R. Baer.

(b) Business Address. The business address of the Reporting Person is 7740 E. Evans Road, Suite A101, Scottsdale, AZ  85260.

(c) Occupation and Employment. The Reporting Person is the Director of Web Content of The Suggestion Box, Inc., a Nevada corporation with a business address of 7740 E. Evans Road, Suite A101, Scottsdale, AZ  85260.

(d) Criminal Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the previous five (5) years, the Reporting Person has not been party to a civil proceeding of any judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws, except as described below:

In or around April, 2004, the Issuer, of which the Reporting Person was then the CEO,  learned that the staff of the Securities and Exchange Commission (“SEC”) was conducting an informal inquiry into the accuracy of certain of the Issuer’s press releases and other public disclosures, and trading in the Issuer’s securities.  The Issuer cooperated fully with the SEC staff’s informal inquiry by producing documents and having certain of its officers (including the Reporting Person) appear for testimony at the SEC’s offices.  On or about July 14, 2004, the SEC issued an Order Directing Private Investigation and Designating Officers to Take Testimony.  The Reporting Person understood that the factual basis underlying the Order of Investigation are questions as to (i) whether there were any false or misleading statements or material omissions in reports the Issuer filed with the SEC or in other public documents or disclosures, including statements about the efficacy of the Issuer’s primary product, ProAlgaZyme; or (ii) whether there was improper trading or other activity in the Issuer’s securities.  On November 29, 2006 the Issuer and the Reporting Person settled the claims relating to the SEC investigation. In connection with the settlement, the Reporting Person consented in November, 2006to the entry of a final judgment, without admitting or denying the allegations contained in the SEC’s complaint.  The Final Judgment (a) permanently (i) enjoins the Reporting Person from violating certain anti-fraud and other federal securities laws, (ii) bars the Reporting Person from acting as an officer or director of any company whose securities are registered under the Securities Exchange Act of 1934 or which is required to file periodic reports under such Act, (iii) bars the Reporting Person from engaging in certain activities relative to “penny stocks” (value of less than $5.00 per share) (including participating in an offering of penny stocks or inducing purchases and sales of such stocks), and  (b) requires the Reporting Person to disgorge approximately $1.4 million and pay a civil penalty of $120,000.

(f) Citizenship. The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

N/A

ITEM 4. PURPOSE OF TRANSACTION

N/A

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 10,233,473 shares of Common Stock of the Issuer, representing 24.32% of the Issuer's outstanding shares of common stock, as of the date hereof.

(b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over all shares beneficially owned by the Reporting Person.

(c) Transactions within the Past 60 Days.  In addition to any  transaction disclosed herein, the Reporting Person gifted an aggregate of 1.3 million shares of  the Issuer’s common stock, within sixty (60) days preceding the date hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In May, 2005, the reporting person granted William J. Rogers, II an option to purchase, at an exercise price of $.10 per share, 500,000 shares of Issuer common stock held by the Reporting Person.  The option is exercisable between June 1, 2005 and June 1, 2008.  The Reporting Person pledged 500,000 shares of his Issuer common stock to Mr. Rogers to secure the performance of his obligation under such option and the repayment of $50,000 owing by the Reporting Person to Mr. Rogers (this $50,000 has since been repaid to Mr. Rogers).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Description

1.  Agreement between Reporting Person and William J. Rogers, II.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 2007
(Date)

/s/ Howard Baer
(Signature)

Howard R. Baer
Name/Title

EXHIBIT A

AGREEMENT BETWEEN HOWARD BAER AND WILLIAM ROGERS OF MAY 26, 2006

1.

William Rogers promises to provide Howard Baer with a $50,000 loan by June 1, 2005.

2.

Bear promises to repay principal and interest on ten percent (10%) per annum to Rogers by July 1, 2005.

3.

Baer gives Rogers right to buy 500,000 of Baer’s personal shares of HEPI for $0.10 per share at any time of Rogers’ choosing between June 1, 2005 and June 1, 2008.

4.

Baer promises to provide Rogers with 500,000 of Baer’s personal shares of HEPI by June 1, 2005, for Rogers to hold as collateral.  Baer gives Rogers the right to hold such shares until June 1, 2008, or until such time that Baer and Rogers both agree.  Baer agrees to use these shares for no other purpose during the time held by Rogers.

Howard Baer x	/s/ Howard Baer	Date: _____________, 2005
William Rogers x	/s/ William Rogers	Date: _____________, 2005